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SEC
Mail Processing
Section
FEB 14 2017
Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53205

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Financial Securities, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6003 University Ave, Ste C
(No. and Street)

Cedar Falls IA 50613
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard R. Dobson, Jr. (319) 277-3553
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen, LLP
(Name – *if individual, state last, first, middle name*)

10700 Research Drive, Ste 200 Milwaukee, WI, 53226
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OM

auB

OATH OR AFFIRMATION

I, Howard R. Dobson, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Financial Securities, Inc., as of 12/31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANELL MEYER-SMALLEY
COMMISSION NO. 739191
MY COMMISSION EXPIRES
FEBRUARY 17, 2018

Signature

CCO/VP/Fin Op
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN FINANCIAL SECURITIES, INC.
Cedar Falls, Iowa

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
December 31, 2016

TABLE OF CONTENTS

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
American Financial Securities, Inc.
Cedar Falls, Iowa

We have audited the accompanying statement of financial condition of American Financial Securities, Inc. as of December 31, 2016, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Financial Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption); Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption); Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)), is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Milwaukee, Wisconsin
February 2, 2017

A member of Nexia International

AMERICAN FINANCIAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash and cash equivalents	$ 28,739
Commissions receivable	405
Regulatory deposit	271
Prepaid expenses	2,392
TOTAL ASSETS	$ 31,807

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 378
Accrued liabilities	4,252
Commissions payable	203
Total liabilities	4,833
Stockholder's equity:	
Common stock, no par value, stated value $5 per share, 1,000 shares authorized, issued, and outstanding	5,000
Additional paid-in-capital	20,000
Retained earnings	1,974
Total stockholder's equity	26,974
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 31,807

The accompanying notes are an integral part of the financial statements.

AMERICAN FINANCIAL SECURITIES, INC.
STATEMENT OF INCOME
Year Ended December 31, 2016

REVENUE		
Commissions earned		$ 204,232
EXPENSES		
Commissions expense	102,116	
Professional	20,970	
Management	6,000	
Expense apportioned clerical support	49,752	
Registration and regulatory	10,205	
Dues and subscriptions	2,568	
Other	1,791	
Total expenses		193,402
NET INCOME		$ 10,830

The accompanying notes are an integral part of the financial statements.

AMERICAN FINANCIAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2016

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, JANUARY 1, 2016	$ 5,000	$ 20,000	$ 21,144	$ 46,144
Net income	-	-	10,830	10,830
Distributions	-	-	(30,000)	(30,000)
BALANCE, DECEMBER 31, 2016	$ 5,000	$ 20,000	$ 1,974	$ 26,974

The accompanying notes are an integral part of the financial statements.

AMERICAN FINANCIAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 10,830	
Adjustments to reconcile net income to net cash		
Provided by operating activities:		
Effects of changes in operating assets and liabilities:		
Commissions receivable	6583	
Prepaid expenses	725	
Regulatory deposit	1,715	
Commissions payable	(3,292)	
Accounts payable	(2,122)	
Accrued liabilities	390	
Net cash provided by operating activities		14,829
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	(30,000)	
Net cash used in financing activities		(30,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(15,171)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		43,910
CASH AND CASH EQUIVALENTS, END OF YEAR		$ 28,739

The accompanying notes are an integral part of the financial statements.

AMERICAN FINANCIAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

American Financial Securities, Inc., (the Company) is a limited broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(1) of rule 15c3-3 of the Securities and Exchange Commission and claims exemption from the remaining provisions of that rule.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

Revenue Recognition

Commissions due from the sale of mutual funds and variable annuities are determined by applying a commission rate, which is determined by the mutual fund company or insurance company, to the face amount of the mutual fund or variable annuity sold. Commissions are considered to be earned on a trade date basis when the customer funds are accepted by the mutual fund or variable annuity company.

Receivables

Commissions receivable are uncollateralized obligations generated by the sale of mutual funds and insurance products. Each fund company and insurance company has a different timeframe for the payment of the commissions, so there is no set policy for determining when a receivable becomes delinquent. Interest is not accrued on commission's receivable. Management considers all commissions receivable to be collectible.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the Company's stockholder is liable for federal and state income taxes on the Company's income in his individual income tax returns.

The Company follows the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic ASC 740-10 and has evaluated for uncertain tax positions. Management has determined that there are no uncertain tax positions as of December 31, 2016. The tax returns for the past three years remain open for examination by tax jurisdictions.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company occupies office space in offices owned by Black Hawk Properties, which is owned by the Company's stockholder. For the year ended December 31, 2016, the Company incurred $6,000 of management fees and $49,752 in apportioned clerical support to Investors Professional Services (IPS), a company owned by substantially the same owner as the Company. Of the $49,752 in clerical support, $4,252 was accrued for services rendered in December 2016. Included in the management fee is rent for the office space. Accounts payable to registered representatives totaled $203 as of December 31, 2016.

NOTE 3 - RECEIVABLE FROM BROKER DEALER AND PAYABLE TO REGISTERED REPRESENTATIVES

Amounts receivable from broker dealer and payable to registered representatives at December 31, 2016 consist of the following:

Fees and Commissions Receivable	$	405
Payables	$	203

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2016, the Company had net allowable capital of $24,311, which is in excess of the $5,000 requirement under Rule 15c3-1. The Company has aggregate indebtedness of $4,833 which results in a ratio of 0.20 to 1.

There are no material differences between these financial statements and the December 31, 2016 financial statements filed with FINRA.

NOTE 5 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

The Company derived approximately 88% of its revenue from two investment companies during the year ended December 31, 2016.

NOTE 6 - SUBSEQUENT EVENTS

Management evaluated subsequent events through February 2, 2017, which is the date these financial statements were issued. Events or transactions occurring after December 31, 2016, but prior to February 2, 2017 that provide additional evidence about conditions that existed at December 31, 2016, have been recognized in the financial statements for the year ended December 31, 2016.

On January 3, 2017, the Company paid the owner of the Company a $2,500 distribution. The Company plans to distribute $1,250 per month for the months of February through June 2017.

SUPPLEMENTARY INFORMATION

AMERICAN FINANCIAL SECURITIES, INC.
SCHEDULE I, COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2016

TOTAL STOCKHOLDER'S EQUITY		$ 26,974
Non allowable assets		
AFS daily account	$ 271	
Prepaid expenses	2,392	
Commissions Receivable >30 days	-	
Total non-allowable assets		2,663
NET CAPITAL		$ 24,311
Aggregate Indebtedness		
Included in the statement of financial condition:		
Commissions payable	$ 203	
Accounts payable	378	
Accrued liabilities	4,252	
Total aggregate indebtedness		$ 4,833
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)		$ 322
Minimum dollar net capital requirement of reporting broker or dealer		$ 5,000
Net capital requirement		$ 5,000
Excess net capital		$ 19,311
Net capital less greater of 10% of aggregate indebtedness Or 120% of minimum dollar net capital requirement		$ 18,311
Ratio of aggregate indebtedness to net capital		0.20 to 1

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as December 31, 2016)

There were no material differences between this calculation and stockholders equity and net capital as reported in the Company's Focus Report Part IIA.

AMERICAN FINANCIAL SECURITIES, INC.
SCHEDULE II, COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (exemption)
December 31, 2016

The computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included as American Financial Securities, Inc. claims exemption from such computation under Section (k)(1), as the Company does not carry customers' accounts on its books.

AMERICAN FINANCIAL SECURITIES, INC.
SCHEDULE III, INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (exemption)
December 31, 2016

Information relating to possession or control requirements is not included therein as the Company claims exemption pursuant to Section (k)(1), since the Company does not carry customers' accounts on its books.

P.O. Box 1127
Cedar Falls, Iowa 50613

American Financial
Securities, Inc.

Member FINRA/ SIPC

Shipping Address:
6003 University Avenue, #C
Cedar Falls, Iowa 50613
Phone: 319-277-3553
Fax: 319-277-0798

EXEMPTION REPORT
SEC Rule 17a-5(d) (4)

January 1, 2017

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d) (4):

- American Financial Securities, Inc. is a broker/dealer registered with the SEC and FINRA.
- American Financial Securities, Inc. claimed an exemption under paragraph (k) (1) of Rule 15c3-3 for the fiscal year ended December 31st, 2016.
- American Financial Securities, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(1) of the rule, of which, the identity of the specific conditions are as follows:
  - Maintain a minimum net capital requirement of $5,000 pursuant to SEC rule 15c3-3 (k) (1) of the Net Capital Rule; and operate pursuant to SEC rule 15c3-3(k)(1) (the Customer Protection Rule), limiting business to the distribution of mutual funds and/or variable life insurance or annuities. American Financial Securities, Inc. will not hold customer funds or safe-keep customer securities.
- American Financial Securities, Inc. has met the identified exemption provisions in paragraph (k) (1) of Rule 15c3-3 throughout the period of January 1st, 2016 through December 31st, 2016 without exception.
- American Financial Securities, Inc. has not recorded any exceptions to the exemption provision in paragraph (k) (1) of Rule 15c3-3 for the period of January 1st, 2016 through December 31st, 2016.

The above statements are true and correct to the best of my and the Firm's knowledge.

H. Richard Dobson, Jr., CCO/Vice President /FinOp
American Financial Securities, Inc.

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
American Financial Securities, Inc.
Cedar Falls, Iowa

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) American Financial Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the exemption provisions) and (2) American Financial Securities, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Milwaukee, Wisconsin
February 2, 2017